Exhibit 99.1

Ellomay Capital Reports Publication of Financial Results of Dorad Energy Ltd. for the Three Months
Ended September 30, 2016

Israeli Electricity Authority Schedules a Hearing concerning Additional Reduction of the Electricity Tariff

Tel-Aviv, Israel, November 30, 2016 – Ellomay Capital Ltd. (NYSE MKT; TASE: ELLO) (“Ellomay” or the “Company”), an emerging operator in the renewable energy and energy infrastructure sector, today reported the publication in Israel of financial statements for the three months ended September 30, 2016 of Dorad Energy Ltd. (“Dorad”), in which Ellomay currently indirectly holds approximately 9.4%.

On November 30, 2016, Amos Luzon Entrepreneurship and Energy Group Ltd. (f/k/a U. Dori Group Ltd.) (the “Luzon Group”), an Israeli public company that currently holds 50% of U. Dori Energy Infrastructures Ltd. (“Dori Energy”), which, in turn, holds 18.75% of Dorad, published its quarterly report in Israel based on the requirements of the Israeli Securities Law, 1968. Based on applicable regulatory requirements, the quarterly report of the Luzon Group includes the financial statements of Dorad for the same period.

The financial results of Dori Energy and of Dorad for the quarter ended September 30, 2016 were prepared in accordance with International Financial Reporting Standards. Ellomay will include its share of these results in its financial results for this period. In an effort to provide Ellomay’s shareholders with access to Dorad’s financial results (which were published in Hebrew), Ellomay hereby provides a convenience translation of Dorad’s financial results.

Dorad’s financial statements include a reference to a hearing scheduled for December 2016 by the Israeli Public Utilities Authority – Electricity (the “Electricity Authority”) concerning possible changes in tariffs, including possible reductions in the electricity production tariff. The Electricity production tariff is used by Dorad as the basis for the price charged for the electricity it provides and is the basis for changes in the price of natural gas purchased by Dorad and used by it for the production of energy. Subject to the outcome of this hearing, the Electricity Authority may reduce the electricity production tariff by 8%. As previously published, the natural gas price paid by Dorad to its natural gas supplier has already reached its minimum price in accordance with the gas supply agreement executed by Doard and will therefore not be further reduced following the potential reduction in the electricity production tariff. Dorad states in its financial statements that it believes the reduction of the electricity production tariff will have a material adverse impact on its cash flows, its profits and on its coverage ratios and that from the beginning of 2017 it may not be able to meet the coverage ratios determined by its lenders for distributions to its shareholders. However, Dorad emphasizes in the financial statements that it does not anticipate that it will fail to meet the required coverage ratios in a manner that will constitute a default under its agreements with its lenders.

Dorad Financial Highlights

•	Dorad’s unaudited revenues for the three months ended September 30, 2016 - approximately NIS 613 million (or approximately USD 163 million, based on the exchange rate on September 30, 2016).

•	Dorad’s unaudited operating profit for the three months ended September 30, 2016 - approximately NIS 114 million (or approximately USD 30 million, based on the exchange rate on September 30, 2016).

Based on the information provided by Dorad, the demand for electricity by Dorad’s customers is seasonal and is affected by, inter alia, the climate prevailing in that season. The months of the year are split into three seasons as follows: the summer season – the months of July and August; the winter season - the months of December, January and February; and intermediate seasons – (spring and autumn), the months from March to June and from September to November. There is a higher hourly demand for electricity during the winter and summer seasons, and the average electricity consumption per hour is higher in these seasons than in the intermediate seasons and is even characterized by peak demands due to extreme climate conditions of heat or cold. In addition, Dorad’s revenues are affected by the change in load and time tariffs - TAOZ (an electricity tariff that varies across seasons and across the day in accordance with demand hour clusters), as, on average, TAOZ tariffs are higher in the summer season than in the intermediate and winter seasons. Therefore, the results presented, which include the summer and intermediate months of July to September are not indicative of full year results.

A translation of the financial results for Dorad as of and for the year ended December 31, 2015 and as of and for the nine and three month periods ended September 30, 2015 and 2016 is included at the end of this press release. Ellomay does not undertake to separately report Dorad’s financial results in a press release in the future. Neither Ellomay nor its independent public accountants have reviewed or consulted with the Amos Luzon Entrepreneurship and Energy Group Ltd., Dori Energy or Dorad with respect to the financial results included in this press release.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE MKT and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay Capital focuses its business in the energy and infrastructure sectors worldwide. Ellomay (formerly Nur Macroprinters Ltd.) previously was a supplier of wide format and super-wide format digital printing systems and related products worldwide, and sold this business to Hewlett-Packard Company during 2008 for more than $100 million.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approximately 22.6MW of photovoltaic power plants in Italy and approximately 7.9MW of photovoltaic power plants in Spain;
•
9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 850 MW, representing about 6%-8% of Israel’s total current electricity consumption; and

•
75% of Chashgal Elyon Ltd., Agira Sheuva Electra, L.P. and Ellomay Pumped Storage (2014) Ltd., all of which are involved in a project to construct a 340 MW pumped storage hydro power plant in the Manara Cliff, Israel.

Ellomay Capital is controlled by Mr. Shlomo Nehama, Mr. Hemi Raphael and Mr. Ran Fridrich. Mr. Nehama is one of Israel’s prominent businessmen and the former Chairman of Israel’s leading bank, Bank Hapohalim, and Messrs. Raphael and Fridrich both have vast experience in financial and industrial businesses. These controlling shareholders, along with Ellomay’s dedicated professional management, accumulated extensive experience in recognizing suitable business opportunities worldwide. Ellomay believes the expertise of Ellomay’s controlling shareholders and management enables the Company to access the capital markets, as well as assemble global institutional investors and other potential partners. As a result, we believe Ellomay is capable of considering significant and complex transactions, beyond its immediate financial resources.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements, such as regulatory changes, changes in demand, technical and other disruptions in the operations of the power plant operated by Dorad and changes in the prices of natural gas. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: anatb@ellomay.com

Dorad Energy Ltd.
Condensed Interim Statement of Financial Position as at

	September 30	September 30	December 31
	2016	2015	2015
	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands
Current assets
Cash and cash equivalents	215,072	423,144	51,894
Trade receivables	227,405	319,863	278,982
Other receivables	17,615	19,312	31,994
Pledged deposit	-	29,484	29,485
Financial derivatives	-	-	646
Total current assets	460,092	791,803	393,001

Non-current assets
Restricted deposit	408,043	270,074	335,085
Prepaid expenses	45,502	47,420	46,918
Fixed asset	4,231,913	4,427,658	4,386,971
Intangible assets	8,297	8,100	8,391
Total non-current assets	4,693,755	4,753,252	4,777,365

Total assets	5,153,847	5,545,055	5,170,366

Current liabilities
Current maturities of loans from banks	234,680	214,713	170,722
Current maturity of loans from related parties	70,000	130,000	130,000
Trade payables	267,688	555,979	247,129
Other payables	10,818	45,310	16,906
Financial derivatives	1,574	768	-
Total current liabilities	584,760	946,770	564,757

Non-current liabilities
Loans from banks	3,464,531	3,409,930	3,316,740
Loans from related parties	156,946	387,888	396,259
Provision for dismantling and restoration	35,567	29,001	35,170
Deferred tax liabilities, net	71,102	38,197	60,882
Liabilities for employee benefits, net	160	114	160
Total non-current liabilities	3,728,306	3,865,130	3,809,211

Equity
Share capital	11	11	11
Share premium	642,199	642,199	642,199
Capital reserve from activities with shareholders	3,748	3,748	3,748
Retained earnings	194,823	87,197	150,440
Total equity	840,781	733,155	796,398

Total liabilities and equity	5,153,847	5,545,055	5,170,366

Dorad Energy Ltd.
Condensed Interim Income Statement

	For the nine months ended		For the three months ended		Year ended
	September 30		September 30		December 31
	2016	2015	2016	2015	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Revenues	1,739,691	1,840,706	613,233	673,378	2,356,832

Operating costs of the Power
Plant
Energy costs	419,033	482,598	134,223	186,420	613,689
Electricity purchase and
infrastructure services	813,480	841,539	269,846	272,953	1,000,947
Depreciation and amortization	157,811	158,364	52,480	53,160	209,953
Other operating costs	102,815	112,980	37,626	46,155	149,808

Total cost of Power Plant	1,493,139	1,595,481	494,175	558,688	1,974,397

Profit from operating the
Power Plant	246,552	245,225	119,058	114,690	382,435

General and administrative
expenses	13,612	17,084	4,867	4,279	25,681

Operating profit	232,940	228,141	114,191	110,411	356,754

Financing income	1,429	3,415	(768)	(598)	476
Financing expenses	(179,766)	(177,062)	(70,963)	(69,279)	(216,808)
Financing expenses, net	(178,337)	(173,647)	(71,731)	(69,877)	(216,332)

Profit before taxes
on income	54,603	54,494	42,460	40,534	140,422

Taxes on income	(10,220)	(14,922)	(10,627)	(10,741)	(37,607)

Profit for the period	44,383	39,572	31,833	29,793	102,815

Dorad Energy Ltd.
Condensed Interim Statement of Changes in Equity

			Capital reserve
	Share	Share	for activities with	Retained
	capital	premium	shareholders	earnings (losses)	Total Equity
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands
For the nine months ended
September 30, 2016 (Unaudited)

Balance as at
January 1, 2016 (Audited)	11	642,199	3,748	150,440	796,398

Profit for the period	-	-	-	44,383	44,383

Balance as at September 30,
2016 (Unaudited)	11	642,199	3,748	194,823	840,781

For the nine months ended
September 30, 2015 (Unaudited)

Balance as at
January 1, 2015 (Audited)	11	642,199	3,748	47,625	693,583

Profit for the period	-	-	-	39,572	39,572

Balance as at September 30,
2015 (Unaudited)	11	642,199	3,748	87,197	733,155

For the three months ended
September 30, 2016 (Unaudited)

Balance as at
July 1, 2016 (Unaudited)	11	642,199	3,748	162,990	808,948

Profit for the period	-	-	-	31,833	31,833

Balance as at September 30,
2016 (Unaudited)	11	642,199	3,748	194,823	840,781

For the three months ended
September 30, 2015 (Unaudited)

Balance as at
July 1, 2015 (Unaudited)	11	642,199	3,748	57,404	703,362

Profit for the period	-	-	-	29,793	29,793

Balance as at September 30,
2015 (Unaudited)	11	642,199	3,748	87,197	733,155

Dorad Energy Ltd.
Condensed Interim Statement of Changes in Equity (cont’)

			Capital reserve
	Share	Share	for activities with	Retained
	capital	premium	shareholders	earnings (losses)	Total Equity
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands
For the year ended
December 31, 2015 (Audited)

Balance as at
January 1, 2015 (Audited)	11	642,199	3,748	47,625	693,583

Profit for the year		-	-	102,815	102,815

Balance as at December 31,
2015 (Audited)	11	642,199	3,748	150,440	796,398

Dorad Energy Ltd.

Condensed Interim Statements of Cash Flows

	For the nine months ended		For the three months ended		Year ended
	September 30		September 30		December 31
	2016	2015	2016	2015	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Cash flows from operating activities:
Profit for the period	44,383	39,572	31,833	29,793	102,815
Adjustments:
Depreciation and amortization
and fuel consumption	171,941	179,190	57,862	73,634	237,295
Taxes on income	10,220	14,922	10,627	10,741	37,607
Financing expenses, net	178,337	173,647	71,731	69,878	216,332
	360,498	367,759	140,220	154,253	491,234

Change in trade receivables	52,185	8,811	49,219	(101,282)	49,693
Change in other receivables	14,379	(8,194)	776	(10,534)	(20,876)
Change in trade payables	23,566	179,464	(57,262)	164,470	(129,385)
Change in other payable	1,714	4,892	1,553	(15,804)	(6,842)
Change in employee benefits, net	-	8	-	-	55
	91,844	184,981	(5,714)	36,850	(107,355)
Net cash flows provided by
operating activities	496,725	592,312	166,339	220,896	486,694
Net cash flows used in
investing activities
Proceeds from (payments for)
settlement of financial derivatives	(2,670)	10,651	(1,305)	626	9,609
Payment of pledged deposit	29,486	38,679	29,486	-	38,679
Investment in long-term restricted
deposit	(143,891)	(70,000)	(103,500)	-	(135,000)
Release of long-term restricted deposits	70,000	-	-	-	-
Investment in long-term prepaid expenses	(90)	-	-	-	-
Investment in fixed assets	(21,221)	(414,269)	(5,442)	(11,911)	(447,338)
Investment in intangible assets	(1,864)	(987)	(110)	(659)	(1,767)
Interest received	196	100	75	14	115
Net Cash flows used in
investing activities	(70,054)	(435,826)	(80,796)	(11,930)	(535,702)

Cash flows from financing
activities:
Receipt of long-term loans
from related parties	16,689	23,208	16,689	-	23,208
Receipt of long-term loans from banks	242,772	318,100	242,772	-	318,100
Repayment of loans from related
parties	(147,219)	-	(147,219)	-	-
Repayment of loans from banks	(73,460)	(44,495)	-	-	(105,121)
Interest paid	(302,676)	(100,753)	(199,997)	(938)	(206,032)
Net cash flows provided by
(used in) financing activities	(263,894)	196,060	(87,755)	(938)	30,155

Net increase (decrease) in cash
and cash equivalents for the period	162,777	352,546	(2,212)	208,028	(18,853)

Effect of exchange rate
fluctuations on cash and cash
equivalents	401	(1,180)	69	(1,139)	(1,031)

Cash and cash equivalents at
beginning of period	51,894	71,778	217,215	216,255	71,778

Cash and cash equivalents at
end of period	215,072	423,144	215,072	423,144	51,894